Exhibit 99.1

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 17, 2026

________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend an Annual Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 9:00 a.m. Eastern Standard Time (4:00 p.m. Israel time) on Tuesday, November 17, 2026, at the offices of Greenberg Traurig, One Vanderbilt Avenue, Floor 30, New York, NY 10017.

The Meeting is being called for the following purposes:

(1)	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2026 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

(2)	To approve the re-election of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional term until the annual general meeting to be held in 2027;

(3)	To approve the re-election of Mr. Ran Gottfried and Mr. Yuval Yanai as external directors of the Company, each for a three-year term upon the expiration of their current terms of office, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(4)	To approve the appointment of Mr. Moshe Arkin, the current interim Chief Executive Officer of the Company, Executive Chairman of the Board of Directors and the Company's controlling shareholder, to serve as the Chief Executive Officer of the Company for an additional term of three years, effective January 1, 2027, subject to and in accordance with, the provisions of the Israeli Companies Law, 5759-1999;

(5)	To approve a change of the Company’s name to “Sol-Gel Therapeutics Ltd.” or “Sol-Gel Dermatology Ltd.” or any similar name that contains the word “Sol-Gel” as determined by the management of the Company and approved by the Israel Registrar of Companies and to amend the Company’s Articles of Association accordingly, all at such time within 12 months of the Meeting as determined by the Board of Directors; and

(6)	To approve an increase in the Company’s registered share capital.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Wednesday, October 7, 2026 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual Meeting of Shareholders and attached Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your proxy card or voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via www.proxyvote.com by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials will also be available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

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PROXY STATEMENT

__________________________

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Sol-Gel Technologies Ltd., which we refer to as Sol-Gel or the Company, to be voted at an Annual Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders. The Meeting will be held at 9:00 a.m. Eastern Standard Time (4:00 p.m. Israel time) on Tuesday, November 17, 2026, at the offices of Greenberg Traurig, One Vanderbilt Avenue, Floor 30, New York, NY 10017.

You are entitled to receive notice of, and to vote at, the Meeting if you hold ordinary shares as of the close of business on Wednesday, October 7, 2026, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2026 and for an additional period until the following annual general meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2025;

(2)	To approve the re-election of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan, to the Board of Directors, each for an additional term until the annual general meeting to be held in 2027;

(3)	To approve the re-election of Mr. Ran Gottfried and Mr. Yuval Yanai as external directors of the Company, each for a three-year term upon the expiration of their current terms of office, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law;

(4)	To approve the appointment of Mr. Moshe Arkin, the current interim Chief Executive Officer of the Company, Executive Chairman of the Board of Directors and the Company's controlling shareholder, to serve as the Chief Executive Officer of the Company for an additional term of three years, effective January 1, 2027, subject to and in accordance with, the provisions of the Israeli Companies Law, 5759-1999;

(5)	To approve a change of the Company’s name to “Sol-Gel Therapeutics Ltd.” or “Sol-Gel Dermatology Ltd.” or any similar name that contains the word “Sol-Gel,” as determined by the management of the Company and approved by the Israel Registrar of Companies, and to amend the Company’s Articles of Association accordingly, all at such time within 12 months of the Meeting as determined by the Board of Directors; and

(6)	To approve an increase in the Company’s registered share capital.

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2025.

The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On Tuesday, October 6, 2026, we had 3,273,999 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, Wednesday, October 7, 2026, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty-three and one-third (33 1/3%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned Meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business for which the original Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each of the proposals. Apart from the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of Proposal 3 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●

approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder), excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

In addition, the approval of Proposal 4 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal, excluding abstentions; or
●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For purposes of Proposals 3 and 4, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if the person holds or controls, alone or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 3 and 4, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company. A personal interest excludes a personal interest that does not derive from a relationship with a controlling shareholder.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above with respect to Proposal 3.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote for or against Proposals 3 and/or 4, you should not vote by means of the enclosed proxy card or voting instruction form or online at www.proxyvote.com, but should instead contact our Chief Financial Officer Eyal Ben-Or at eyal.ben-or@sol-gel.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposals 3 and/or 4, as the case may be, but will not be counted towards or against the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposals 3 and/or 4, you may also contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card sent to you can be completed, signed, and returned in the enclosed envelope, or executed electronically via www.proxyvote.com by utilizing the control number sent to you. This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or if Broadridge Financial Solutions, Inc. receives it in the enclosed envelope, at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting for it to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your proxy card or voting instruction form, if indicated therein.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. Israel time on Tuesday, November 17, 2026 (11:59 p.m. Eastern Time on Monday, November 16, 2026), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposal in accordance with the recommendation of the board to the extent permitted by law. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will generally not be permitted to instruct the depository to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to contact the Company if you are a controlling shareholder or have a personal interest in the approval of Proposal 3. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Wednesday, October 7, 2026. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Wednesday, October 7, 2026, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Tuesday, October 13, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of the Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors or a committee of the Board of Directors, if such determination was delegated to a committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of The NASDAQ Stock Market (“Nasdaq”) require that the Company’s audit committee approve the re-appointment and remuneration of the independent auditors.

At the Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company's independent auditors for the year ending December 31, 2026 and for an additional period until the next annual general meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company's independent auditors may be found in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the independent auditors of the Company for the year 2026 and for an additional period until the next annual general meeting.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors and Audit Committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RE-ELECTION OF MR. MOSHE ARKIN, MR. ITAI ARKIN, MS.

HANNA LERMAN, AND MR. SHARON KOCHAN TO THE BOARD OF DIRECTORS

The Company currently has a Board of Directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law. Under Israeli law, external directors are elected for a term of three years. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

The Board has nominated each of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan to be re-elected as a director for an additional term until the next annual general meeting of shareholders to be held in 2027. Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan has attested to the Board of Directors and to the Company that he or she meets all the requirements in connection with the election of directors under the Companies Law, and has the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the Company, taking into consideration, among other factors, the special needs and size of the Company.

The nominees to serve on the Board of Directors are listed below and the following information with respect to the nominees is being provided based upon the information furnished to the Company by the nominees:

Name	Age	Position
Moshe Arkin	72	Executive Chairman of the Board of Directors and Interim Chief Executive Officer
Itai Arkin	37	Director
Hanna Lerman	52	Director
Sharon Kochan	57	Independent Director

Mr. Moshe Arkin has served as our interim chief executive officer since January 1, 2025 and has served as our chairman of our board of directors since 2014. In May 2022, Mr. Moshe Arkin's role was expanded to Executive Chairman to reflect Mr. Arkin’s expanded role at the Company. Mr. Moshe Arkin currently sits on the board of directors of several private pharmaceutical and medical device companies including SoniVie Ltd., a company developing systems for the treatment of pulmonary arterial hypertension, Digma Medical, a company developing systems to treat insulin resistance present in type 2 diabetes and other metabolic syndrome diseases, and Valcare Medical, a company developing heart valve devices. From 2005 to 2008, Mr. Moshe Arkin served as the head of generics at Perrigo Company and from 2005 until 2011 as the vice chairman of its board of directors. Prior to joining us, Mr. Moshe Arkin served as a director of cCAM Biotherapeutics Ltd., a company focused on the discovery and development of novel immunotherapies to treat cancer from 2012 until its acquisition in 2015 by Merck & Co., Inc. Mr. Moshe Arkin served as chairman of Agis Industries Ltd. from its inception in 1972 until its acquisition by Perrigo Company in 2005. Mr. Moshe Arkin holds a B.A. in psychology from the Tel Aviv University, Israel.

Mr. Itai Arkin became a member of our board of directors immediately following the pricing of our initial public offering. Mr. Itai Arkin currently serves as Investment Manager at Arkin Holdings Ltd. Mr. Itai Arkin holds a B.A. in business administration (cum laude) from the Interdisciplinary Center, Herzliya, Israel, and an MBA (cum laude) from Tel Aviv University. Mr. Itai Arkin is the son of Mr. Moshe Arkin, the chairman of our board of directors and sole beneficial owner of Arkin Dermatology, our controlling shareholder.

Ms. Hanna Lerman became a member of our board of directors immediately following the pricing of our initial public offering. Ms. Lerman has served as chief financial officer at Arkin Holdings since 2015. From 2010 until 2014, Ms. Lerman served as chief financial officer of Sansa Security (f/k/a Discretix Technologies), and from 2006 until 2010, she served as chief financial officer of Storwize, which was acquired by IBM in 2010. She served as a board member of Exalenz Bioscience and of Sphera Global Healthcare. She holds a Master's degree in business administration with a major in finance from Tel-Aviv University, Israel, and a B.A. in economics and accounting from Tel Aviv University, Israel.

Mr. Sharon Kochan became a member of our board of directors in June 2023. Mr. Kochan serves as Operating Director with SK Capital Partners of NYC, a board member of Apotex Inc. of Toronto, and Woodstock Sterile Solutions Inc. of Chicago since January 15, 2024, as well as Director with Top Gum Industries Ltd. (TASE). Prior to that, Mr. Kochan served as President and CEO of Padagis LLC from its incorporation in July 2021, when it was carved out of Perrigo Company Plc., or Perrigo, a global, over-the-counter, consumer goods and specialty pharmaceutical company listed on the New York Stock Exchange, until February 2023. Prior to that, Mr. Kochan served as Executive Vice President & President, Pharmaceuticals from 2018 for Perrigo; President, International from 2012 until 2018; and President, Prescription Pharmaceuticals from 2007. From 2005 to 2007, Mr. Kochan served as Senior Vice President of Business Development and Strategy for Perrigo. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. ("Agis"), from 2001 until Perrigo acquired Agis in 2005. Mr. Kochan served as a board member of MediWound Ltd. from July 2017 to June 2023 and as a board member of Exalenz BioScience Ltd. from July 2016 to March 2020 when it was acquired by Meridian. Mr. Kochan completed the Senior Management Program at the Technion Institute of Management in Haifa, Israel, received a Master of Science in Operations Research & Management Science from Columbia University in New York City, and received a Bachelor of Science in Industrial Engineering from Tel Aviv University, Israel.

Directors’ Compensation

As previously approved by the Company’s shareholders, each of our external and independent directors, whether currently in office or appointed in the future is entitled to the following cash compensation: (i) $40,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Moshe Arkin, Mr. Itai Arkin, Ms. Hanna Lerman, and Mr. Sharon Kochan be, and each of them hereby is, elected to hold office as a director of the Company for an additional term until the annual general meeting to be held in 2027.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

RE-ELECTION OF MR. RAN GOTTFRIED AND MR. YUVAL YANAI AS

EXTERNAL DIRECTORS

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Global Market, are generally required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law.

A person may not be appointed as an external director if the person is a relative of a controlling shareholder or if on the date of the person’s appointment or within the preceding two years the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with any of (each an “Affiliated Party”): (1) the Company; (2) any person or entity controlling the Company on the date of such appointment; (3) any relative of a controlling shareholder; or (4) any entity controlled, on the date of such appointment or within the preceding two years, by the Company or by a controlling shareholder. If there is no controlling shareholder or any shareholder holding 25% or more of voting rights in the Company, a person may not be appointed as an external director if the person has any affiliation with the chairman of the board of directors, the general manager (chief executive officer), any shareholder holding 5% or more of the company’s shares or voting rights or the senior financial officer as of the date of the person’s appointment.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For the purpose of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, a spouse’s descendant, and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received compensation intermittently (excluding insignificant relationships) other than compensation permitted under the Companies Law may not continue to serve as an external director.

No person can serve as an external director if the person’s position or other affairs create, or may create, a conflict of interest with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director or if such a person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law provides that an external director must meet certain professional qualifications or have financial and accounting expertise and that at least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements of the Securities Exchange Act of 1934, (2) meets the standards of the Nasdaq corporate governance rules for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications. The determination of whether a director possesses financial and accounting expertise is made by the board of directors. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand our financial statements and initiate debate regarding the manner in which the financial information is presented.

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in economics, business administration, accounting, law, or public administration; (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area relevant to his or her office as an external director in the company; or (3) the director has at least five years of experience serving in any one of the following capacities, or at least five years of cumulative experience serving in two or more of the following: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business, or (c) a senior position in public administration.

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•	the total number of shares held by non-controlling shareholders or anyone on their behalf that are voted against the election of the external director does not exceed two percent (2%) of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be re-elected, subject to certain circumstances and conditions, for up to two additional terms of three years each, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, for further three-year terms, with each re-election subject to one of the following:

•	his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders’ meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such re-election exceeds 2% of the aggregate voting rights in the company, and is subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee;

•	the external director proposes his or her own nomination, and such nomination is approved in accordance with the requirements described in the paragraph above; or

•	his or her service for each such additional term is recommended by the board of directors and is approved at a meeting of shareholders by the same majority required for the initial election of an external director (as described above).

An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

The terms of office of the Company’s existing two external directors expire on February 28, 2027, in the case of Mr. Yanai, and March 22, 2027, in the case of Mr. Gottfried, and the Board of Directors has nominated Mr. Gottfried and Mr. Yanai to be re-elected as external directors for another three-year term commencing upon the expiration of their respective current terms of office. Both external directors are required to serve on our audit committee and compensation committee, and at least one external director is required to serve on each committee of our Board that is authorized to exercise the powers of the Board.

If re-elected at the Meeting, Mr. Gottfried will continue to serve as the Chairman of our compensation committee and as a member of our audit committee. If re-elected at the Meeting, Mr. Yanai will continue to serve as the Chairman of our audit committee and as a member of our compensation committee.

Mr. Gottfried has served as an external director since 2018 and will have completed three consecutive three-year terms upon the expiration of his current term. The Company’s Audit Committee and Board of Directors have determined that Mr. Gottfried’s continued service as an external director for a fourth term would benefit the Company and recommend that the shareholders approve Mr. Gottfried’s re-appointment for a fourth term. In reaching this determination, they considered, among other factors: (i) Mr. Gottfried’s key role as the Company’s lead independent director, including his ability to facilitate effective engagement among the independent directors, the Board and the Company’s key stakeholders, and to promote informed and robust Board oversight and deliberation; (ii) his institutional knowledge of prior Board decisions, risks and the Company’s organizational development, gained through his service as an independent director and as Chairman of the Compensation Committee; and (iii) his continued active and dedicated service, as evidenced in part by his thorough preparation for Board and committee meetings and attendance at 100% of the Board, Audit Committee and Compensation Committee meetings held during his current term as an external director. The Audit Committee and the Board of Directors believe that Mr. Gottfried’s continued service will contribute meaningfully to the Company’s corporate governance and oversight.

In accordance with Israel’s Companies Law, each of Mr. Gottfried and Mr. Yanai has certified to us that he meets all the requirements of Israel’s Companies Law for election as an external director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as an external director of the Company, taking into account the size and special needs of the Company.

The Board has determined that each of Mr. Gottfried and Mr. Yanai possesses requisite financial and accounting expertise. The Board has also determined that each of Mr. Gottfried and Mr. Yanai satisfies the independent director requirements under the Nasdaq Listing Rules and that each is also a "financial expert" under the rules of the Securities and Exchange Commission and Nasdaq. The Board has furthermore determined that each of Mr. Gottfried and Mr. Yanai qualifies as an “expert” external director for purposes of the Companies Law regulations that govern external director compensation.

As previously approved by the Company’s shareholders, each of our external and independent directors, whether currently in office or appointed in the future is entitled to the following cash compensation: (i) $40,000 annually in cash; (ii) $5,000 annually in cash for service on each of the audit committee and/or compensation committee (as the case may be) and (iii) $10,000 annually in cash for service as chairman of the audit committee and/or compensation committee (as the case may be), which includes amounts payable under clause (ii) (all cash amounts to be paid quarterly).

The nominees to serve as external directors are listed below, and the following information with respect to the nominees is supplied based on the information furnished to the Company by the nominees:

Name	Age	Position
Ran Gottfried	82	External Director
Yuval Yanai	74	External Director

Mr. Ran Gottfried became a member of our board of directors immediately following the pricing of our initial public offering and serves as an external director under the Companies Law and as the lead independent director. Since 1975, Mr. Gottfried has served as a chief executive officer, consultant and director of private companies in Israel and Europe in the areas of retail and distribution of pharmaceuticals, consumer and household products. Mr. Gottfried served as a director of Perrigo Company from 2006 until 2015. From 2006 until 2008, Mr. Gottfried served as chairman and chief executive officer of Powerpaper Ltd., a leading developer and manufacturer of micro electrical cosmetic and pharmaceutical patches. From 2005 until 2010, Mr. Gottfried served as a director of Bezeq, Israel’s leading telecommunications provider and from 2003 until its acquisition by Perrigo Company in 2005, Mr. Gottfried served as a director of Agis Industries Ltd. He served as a director at Shufersal Ltd from 2018 until 2022.

Mr. Yuval Yanai became a member of our board of directors in February 2024. Mr. Yanai currently serves as a director in multiple companies, both public and private. From 2005 until 2014, Mr. Yanai served as CFO of Given Imaging Ltd., a medical company traded on Nasdaq Stock Market and on the Tel Aviv Stock Exchange, and from 2000 until 2005. Mr. Yanai served as Senior Vice President and CFO of Koor Industries Ltd., an industrial holding company traded on the New York Stock Exchange and on the Tel Aviv Stock Exchange. From 1998 until 2000, Mr. Yanai served as CFO of Nice Systems Ltd., a technology company traded on the Nasdaq Stock Market, and from 1985 until 1998, Mr. Yanai served as CFO of Elscint Ltd., a technology company traded on the New York Stock Exchange. Mr. Yanai holds a B.A. in accounting and finance from Tel-Aviv University, Israel.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that Mr. Ran Gottfried and Mr. Yuval Yanai be, and each of them hereby is, re-elected to hold office as an external director of the Company for a three-year term upon the expiration of their current terms of office, subject to, and in accordance with, the Companies Law.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) that is voted at the Meeting, excluding abstentions; or

●	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 4

APPROVAL OF APPOINTMENT OF MR. MOSHE ARKIN AS CHIEF EXECUTIVE OFFICER FOR

AN ADDITIONAL TERM OF THREE YEARS, EFFECTIVE JANUARY 1, 2027

Mr. Moshe Arkin has served as our interim Chief Executive Officer since January 1, 2025, following the resignation of our prior Chief Executive Officer, Dr. Alon Seri-Levy, effective as of December 31, 2024. Mr. Arkin is also the Executive Chairman of our Board of Directors and is the Company's controlling shareholder, beneficially holding directly and through his wholly owned subsidiary, M. Arkin Dermatology Ltd., approximately 56% of the Company's outstanding shares.

For more information about Mr. Arkin’s business experience, see Proposal 2 above.

Under the Companies Law, for companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on The Nasdaq Global Market, the appointment of a Chief Executive Officer who is also the Chairman of the Board of Directors requires shareholder approval. The Companies Law further provides that the term of such appointment be limited for a period of three years.

At our Special Meeting of Shareholders held on November 4, 2024, our shareholders approved the appointment of Mr. Arkin as interim Chief Executive Officer for a maximum term of 12 months commencing January 1, 2025, and at our Special Meeting of Shareholders held on November 11, 2025, our shareholders approved the appointment of Mr. Arkin as interim Chief Executive Officer for a maximum term of 12 months commencing January 1, 2026. Our Board is now proposing that, effective January 1, 2027, Mr. Arkin cease serving in an interim capacity and be appointed to serve as the Company’s Chief Executive Officer for an additional three-year term. Since his initial appointment effective January 1, 2025, Mr. Arkin has transitioned away from the majority of his other business activities in order to dedicate himself to the full-time position of Chief Executive Officer of the Company. The Board retains the right to terminate this appointment earlier if a suitable successor is identified and appointed before this three-year period expires. Any extension beyond this three-year period, if deemed necessary, would require separate shareholder approval.

Mr. Arkin does not receive and will not receive any form of compensation for his roles as Executive Chairman of the Board and Chief Executive Officer and will only be reimbursed for reasonable out-of-pocket expenses directly related to his duties as Executive Chairman and Chief Executive Officer, in accordance with the Company's standard expense reimbursement policies.

The Company’s corporate governance practices include an Audit Committee that fully complies with both the independence requirements under the Israeli Companies Law and the NASDAQ listing rules. This committee will continue to review and approve all interested party transactions as required by law, oversee financial reporting and internal controls, and engage with external auditors. In addition, Mr. Ran Gottfried acts as the Company’s Lead Independent Director. During the period during which Mr. Arkin will serve as CEO, Mr. Gottfried will continue to serve as a liaison between the independent directors and the Executive Chairman/ Chief Executive Officer and will continue to have the authority to call meetings of the independent directors. The Company will also continue its existing practice of holding regular executive sessions of independent directors without management present, and additional sessions may be called as needed by the Lead Independent Director. These sessions will provide a forum for open discussion on Company performance, strategy, and governance matters.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the appointment of Mr. Moshe Arkin, the current interim Chief Executive Officer, Executive Chairman of the Board of Directors and the Company's controlling shareholder, as the Chief Executive Officer of the Company, in addition to his role as Executive Chairman, for an additional term of three years, effective January 1, 2027.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution. In addition, the approval of the proposal requires that either of the following two voting requirements be met:

•	approval by a majority of the votes of shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling shareholders or anyone on their behalf who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 5

CHANGING THE COMPANY’S NAME AND AMENDING THE COMPANY’S ARTICLES OF

ASSOCIATION ACCORDINGLY

As set forth in our Articles, our company name is “Sol-Gel Technologies Ltd.” Our Board of Directors has approved, subject to shareholder approval, changing the name of our company to “Sol-Gel Therapeutics Ltd.” or “Sol-Gel Dermatology Ltd.” or any similar name that contains the word “Sol-Gel,” as determined by the management of the Company and approved by the Israel Registrar of Companies, and to amend the Company’s Articles of Association accordingly, with such change of name and amendment to occur at such time within 12 months of the Meeting as shall be approved by the Board of Directors. We believe that such new name would better reflect our business focus on advancing innovative therapies for rare and serious skin diseases. The name change will not have any effect on the rights of our existing shareholders.

In the event that neither “Sol-Gel Therapeutics Ltd.” nor “Sol-Gel Dermatology Ltd.” is approved by the Israel Registrar of Companies, the management of the Company will be authorized to select another name that contains the word “Sol-Gel” and is similar to either of those proposed names, in each case subject to approval by the Israel Registrar of Companies, or to leave the name unchanged. The change of the Company’s name will become effective only following the approval and authorization of the Israel Registrar of Companies.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to change the Company name to “Sol-Gel Therapeutics Ltd.” or “Sol-Gel Dermatology Ltd.” or any similar name that contains the word “Sol-Gel,” as determined by the management of the Company and approved by the Israel Registrar of Companies, and to amend the Company’s Articles of Association accordingly, all at such time within 12 months of the Meeting as determined by the Board of Directors.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 6

INCREASE OF REGISTERED SHARE CAPITAL

The Company’s registered share capital currently consists of 5,000,000 Ordinary Shares, par value NIS 1.00 per share. As of October 6, 2026, the Company had approximately 3,273,999 Ordinary Shares available for future issuance after taking into account the shares outstanding and shares available for issuance under existing warrants, options and RSUs

The Board of Directors recommends that at the General Meeting, the shareholders approve an amendment to the Company’s Articles of Association increasing the registered share capital of the Company to 8,000,000 Ordinary Shares. The Board of Directors believes that the proposed increase in the Company's share capital is necessary to provide the Company with sufficient flexibility to pursue financing and business opportunities in the future without undue delay or expense. The availability of additional authorized shares would permit the Company to respond more efficiently to opportunities as they arise. The proposed increase does not itself authorize the issuance of any shares, and any future issuance of shares will be subject to receipt of all requisite approvals under Israeli law.

Upon approval by the Company’s shareholders, the section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The registered share capital of the Company consists of 8,000,000 Ordinary Shares, par value NIS 1.00 per share.”

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association increasing the registered share capital of the Company to 8,000,000 Ordinary Shares, par value NIS 1.0 par value per share.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.

The Board of Directors recommends that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on March 19, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the U.S. Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

October 7, 2026